SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: cynthia.beyea@sutherland.com

December 1, 2015

Via EDGAR

Asen Parachkevov, Esq.

Attorney Adviser

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	NorthStar Global Corporate Income Fund Pre-Effective Amendment No. 1 File Nos.: 333-206018; 811-23081

Dear Mr. Parachkevov:

On behalf of NorthStar Global Corporate Income Fund (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2015, regarding the Fund’s pre-effective amendment no. 1, that was filed with the SEC on October 2, 2015, to its Registration Statement on Form N-2 (the “Registration Statement”), that was filed with the SEC on July 31, 2015. The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. The revisions to the Registration Statement referenced below are set forth in pre-effective amendment no. 2 to the Registration Statement, filed concurrently herewith. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Registration Statement.

Comment 1: Reference is made to the Fund’s response letter dated October 2, 2015 (the “Response Letter”). In connection with Comment 2 in the Response Letter, the Staff believes that the Fund needs to provide more of an explanation as to the breakdown between U.S. investments and international investments. In addition, please provide in your response a description of how the Fund will determine if a company is economically tied to a market.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Asen Parachkevov, Esq.

December 1, 2015

Please note that the Staff does not consider jurisdiction of organization as a sufficient tie to that market.

Response:      As noted in the adopting release to Rule 35d-1, the term “global” is not subject to Rule 35d-1. Footnote 42 of the adopting release (“Footnote 42”) makes clear that when used in a fund’s name, the term “‘global’…connote[s] diversification among investments in a number of different countries throughout the world” and is therefore not subject to Rule 35d-1. Footnote 42 also indicates that the Division of Investment Management expects that investment companies that use the term in their names will invest their assets in investments that are tied economically to a number of countries throughout the world. Thus, the SEC made an affirmative distinction between funds with names that are subject to Rule 35d-1, which is concerned with a test of the amount of a fund’s assets being invested in one particular country or region, and those using the term “global,” which uses a diversification test concerned with a fund’s investments in a number of different countries throughout the world, i.e., a fund’s geographic dispersion of its investments and risks across a number of countries.

This framework was recently memorialized in a letter reflecting an understanding between the Staff and the Investment Company Institute (ICI). In it, the ICI reminded its members that while Staff reviewers can request that a fund expressly describe how it will invest its assets in investments that are economically tied to a number of countries throughout the world, the Staff had also acknowledged that no one approach to doing so is compulsory. The Fund believes that Footnote 42 and the ICI Letter reflect the Staff’s understanding that a “global” fund is to be accorded more flexibility in the way it describes how it will invest globally than a fund subject to Rule 35d-1.

Further, in relation to the Staff’s position regarding the term “global,” the Fund reviewed the prospectuses of other funds that it deems to be its closest competitors and believes that its disclosure is appropriate. The Fund does not believe that it is in the best interests of shareholders to lock itself in to a certain allocation of investments between U.S. investments and international investments, and the Staff has not required such disclosure for other funds. The Fund supplementally informs the Staff, however, that under current market conditions, it anticipates that approximately 15-30% of its initial portfolio will be invested outside the U.S. The Fund also notes that its Registration Statement contains ample disclosure regarding the risks of non-U.S. investments.

The Fund may invest in securities and instruments that are economically tied to foreign countries. The Sub-Adviser generally considers an instrument to be economically tied to a foreign country if a majority of the issuer’s operating assets or operating revenues are based or generated outside of the United States. The Sub-Adviser has broad discretion to identify countries that it considers to qualify as foreign. In exercising such discretion, the Sub-Adviser identifies countries as foreign consistent with the strategic objectives of the Fund.

Asen Parachkevov, Esq.

December 1, 2015

Comment 2: To what extent does the Fund intend to invest in CLOs? Please consider adding additional risk disclosure.

Response:       Under current market conditions, the Fund anticipates that its initial portfolio will allocate between 5% and 15% of the Fund’s total assets to CLO investments. The Fund has included additional risk disclosure consistent with the level of disclosure made by other funds that invest in CLOs within similar ranges.

Comment 3: Please provide in your response letter an update on the FINRA review of the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response:       FINRA is in the process of reviewing the underwriting terms and arrangements for the Fund. The Fund will update its filing with FINRA in connection with its pre-effective amendment.

Comment 4: It is disclosed that the NSAM Adviser is a recently formed Jersey limited company that will be a registered investment adviser under the Advisers Act prior to commencement of the offering. In your response, please inform the Staff about the status of NSAM Adviser’s registration. Also, please see Item 9.2 of Form N-2 and provide all required disclosures (to the extent applicable). The response to Comment 4 in the Response Letter did not sufficiently address this item.

Response:       The NorthStar affiliate that will serve as the investment adviser to the Fund will now be a Bermuda exempted company. The Fund advises the Staff that the officers and directors of the Bermuda entity have a substantial portion of their assets in the United States. The Fund further advises the Staff that the following disclosure has been added to the Registration Statement:

A substantial portion of NSAM Adviser’s assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process on NSAM Adviser in the United States or to enforce in the United States judgments obtained in U.S. courts against NSAM Adviser based on the civil liability provisions of the securities laws of the United States or any State or territory within the United States. It is doubtful whether courts in Bermuda will enforce judgments obtained in other jurisdictions, including the United States, against NSAM Adviser under the securities laws of those jurisdictions or entertain actions in Bermuda against NSAM Adviser under the securities laws of other jurisdictions.

Comment 5: It is disclosed that NorthStar affiliates may purchase shares pursuant to the Distribution Support Agreement and that such purchases will be counted towards meeting the

Asen Parachkevov, Esq.

December 1, 2015

Minimum Offering Requirement. Please explain to the Staff how this will work, given that purchases pursuant to the Distribution Support Agreement shouldn’t be necessary until after the Fund breaks escrow. Specifically disclose what amounts can be counted towards breaking escrow.

Response:       Because the Master Fund will be seeded with $2 million, the Fund has eliminated the concept of a Minimum Offering Requirement. The proceeds from the Offering will immediately be invested in the Master Fund and will not be placed in escrow.

Comment 6: With respect to the sub-adviser, it is stated that the NSAM Adviser has the ability to override and reverse investment decisions made by the sub-adviser. Please include in the Registration Statement the information provided in the response to Comment 18 in the Response Letter.

Response:       The Fund has clarified the role of NSAM Adviser with respect to investment decisions made by the sub-adviser in response to the Staff’s comment.

Comment 7: The discussion regarding CLO securities, and CLO equity tranches specifically, includes a claim that “CLO equity is expected to face decreased risks in a rising rate environment.” The Staff believes this language is giving investors a false sense of comfort and that it is not true in all rising rate environments. The disclosure should be revised to state that a rising rate environment likely has a negative impact on equity tranches.

Response:      The Fund has deleted the referenced sentence and notes the risk factor in the Prospectus, “CLO investments are subject to interest rate risk.”

Comment 8: The Registration Statement mentions that distributions may be paid through the waiver of fees by NSAM Adviser or OZ Credit Management. Please confirm that these waivers would not be subject to recoupment.

Response:       In light of the Distribution Support Agreement, the Fund does not expect that it will be necessary for the Adviser to waive fees in order for the Fund to be able to pay distributions. As a result, the Fund has not currently entered into an expense limitation agreement with the Adviser. The Fund confirms that, unless it enters into an expense limitation agreement with the Adviser and such agreement provides for recoupment, any fee waivers made by the Adviser would not be subject to recoupment.

Comment 9: The Fund has entered into a Distribution Support Agreement. Please explain the purpose of this agreement. Is it to avoid a return of capital? If so, is it to avoid a return of capital for GAAP or tax purposes?

Asen Parachkevov, Esq.

December 1, 2015

Response:       The purpose of the Distribution Support Agreement is to provide cash to the Fund to enable it to make distributions. The Registration Statement currently discloses that “Distributions funded from offering proceeds pursuant to the Distribution Support Agreement may constitute a return of capital.”

Comment 10: On page 6 in the Registration Statement, please be specific about the types of derivative instruments that the Fund may utilize. For example, the phrase “other indirect investment transactions” should not be used and, instead, any derivatives that might be used as a part of the principal investment strategy should be named.

Response:       The Fund has revised the disclosure to include the types of derivative instruments that it currently anticipates utilizing. The Fund notes, however, that it currently does not expect to materially invest in derivatives and if the Fund begins to invest a material amount in derivatives, it will include a further discussion of such derivatives and include appropriate risk factors. Accordingly, the use of derivatives currently is not a part of the principal investment strategy of the Fund.

Comment 11: In the first bullet point on page 22, please state that the share repurchase program may be terminated at any time by the Board and that there is no guarantee that the program will remain in place.

Response:       The requested change has been made to the Registration Statement.

Comment 12: To what extent does the Fund intend to invest in equity and junior debt tranches of CLOs? To the extent that these investments will account for more than 10% of Fund assets, please add additional and specific risk factors.

Response:       Please see the Fund’s response to comment 2. The Fund expects that a significant amount of its investments in CLOs will be in equity and junior debt and has included additional risk factors with respect to such investment in those tranches of CLOs.

Comment 13: In the sixth bullet on page 24, the Fund discloses that “Shares may be purchased by NSAM Adviser, OZ Credit Management and their respective affiliates.” Please include the risk associated with this disclosure.

Response:       The requested change has been made to the Registration Statement.

Comment 14: In the seventh bullet on page 24, the Fund discloses that its compensation agreement with its Adviser was not the subject of arm’s-length negotiations. Given this disclosure, please clarify that the Board has an annual obligation under Section 15(c) of the 1940 Act to review and approve of the investment advisory agreement.

Asen Parachkevov, Esq.

December 1, 2015

Response:       The above referenced disclosure has been deleted. The Fund does not believe that such disclosure is appropriate or necessary given that the Advisory Agreement will be approved by the Board of Trustees pursuant to Section 15(c) of the 1940 Act.

Comment 15: Please add disclosure that, in absence of exemptive relief, the Master Fund may be offered fewer investment opportunities based on the sub-adviser’s allocation policy. Please include specific language that the sub-adviser advises other funds with similar strategies and that the Master Fund cannot co-invest with these funds until exemptive relief is granted.

Response:       The Fund has revised its disclosure in response to this comment and notes the disclosure in the Registration Statement under, “Conflicts of Interest; Certain Relationships and Related Party Transactions—Co-Investment Opportunities.”

Comment 16: In the sixth bullet on page 25, the Fund discloses that it may have to remove “NorthStar” from its name if NSAM Adviser is no longer the Master Fund’s investment adviser. Please explain the risks associated with this, such as loss of good will, etc.

Response:       The requested change has been made to the Registration Statement.

Comment 17: In a footnote to the Summary of Fees and Expenses, the Fund discloses that “NSAM Adviser is responsible for the payment of the Fund’s cumulative organization and offering expenses to the extent they exceed 1.0% of the aggregate proceeds raised in this offering.” Please advise the Staff that the Fund will be reimbursed for expenses exceeding 1% on a regular basis.

Response:        The Fund advises the Staff that NSAM Adviser will pay for all of the organization and offering expenses of the Fund and the Fund will be responsible for reimbursing NSAM Adviser for amounts up to 1.0% of the aggregate proceeds. The Fund advises the Staff that the amounts owed to NSAM Adviser will be settled on a regular basis.

Comment 18: Please advise the Staff if the expense example assumes the reinvestment of all distributions at NAV.

Response:       The Fund advises the Staff that the expense example does assume the reinvestment of distributions. Corresponding disclosure has been added to the Registration Statement.

Comment 19: The Registration Statement discloses that since 2011 an affiliate of the sub-adviser has been under investigation by the SEC and the DOJ for possible FCPA violations. Does the sub-adviser have a compliance program in place to address these past issues?

Asen Parachkevov, Esq.

December 1, 2015

Between the adviser and the sub-adviser, who will be responsible for the Fund’s compliance? How does the Fund’s compliance program address the sub-adviser’s past issues?

Response:       Och-Ziff and its affiliates have a robust legal and compliance infrastructure. Fifty-one employees (as of November 1, 2015) implement the firm’s compliance policies and procedures. As of November 1, 2015, the legal and compliance group includes 19 compliance professionals and 32 legal professionals. The group maintains, updates and implements the firm’s Compliance Handbook and Code of Ethics. Och-Ziff compliance personnel also provide new hire training, periodic compliance training and obtain annual compliance certifications. They monitor trading and implement the firm’s other compliance activities. In regards to the Foreign Corrupt Practices Act (“FCPA”), Och-Ziff has policies and procedures in place designed to achieve compliance with the FCPA and other applicable anti-corruption laws, the trade sanctions and economic embargo programs enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), as well as comparable laws in each country in which the firm conducts business. Och-Ziff has an Anti-Money Laundering Program that is consistent with industry best practices and that applies to all transactions, domestic or international. Legal and compliance programs are subject to periodic review and enhancement based on current issues affecting the market and the business of the sub-adviser or its affiliates. In July 2014, Och-Ziff hired David Becker as Chief Legal Officer. Before joining Och-Ziff in 2014, Mr. Becker was a partner with Cleary Gottlieb Steen & Hamilton LLP from 2011 to 2014 and from 2002 to 2009. Mr. Becker served at the SEC as General Counsel and Senior Policy Director from 2009 to 2011, as General Counsel from 2000 to 2002, and as Deputy General Counsel from 1998 to 1999. Also, in September 2015, Och-Ziff hired Paula Drake as Chief Compliance Officer. Ms. Drake was most recently an Associate Director, Chief Counsel, and Chief Compliance Officer for the Office of Compliance, Inspections and Examinations of the SEC.

The Fund’s Chief Compliance Officer will be an employee of NorthStar. As required by Rule 38a-1, the Fund’s Chief Compliance Officer will review the compliance policies and procedures of each investment adviser to the Fund, including the sub-adviser, initially and on an annual basis. The Fund’s Chief Compliance Officer will also do onsite visits and will receive documentation from Och-Ziff at least annually.

* * *

In the event the Fund requests acceleration of the effective date of the pending registration statement, it hereby undertakes to furnish a letter, at the time of such request, acknowledging that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing

Asen Parachkevov, Esq.

December 1, 2015

effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope that the foregoing is helpful in your review. If you have any questions or concerns about the responses set forth above or require any additional information, please call the undersigned at 202-383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Brett Klein, NorthStar Global Corporate Income Fund Sandra Forman, NorthStar Global Corporate Income Fund Steven B. Boehm, Sutherland Asbill & Brennan LLP